May 28, 2009
Confidential Treatment Requested by Diamond Foods, Inc.
pursuant to 17 CFR 200.83
Contact: Stephen Kim, General Counsel
Telephone 415.445.7448
Facsimile: 209.351.1733
Electronic Filing and Hand Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Mr. H. Roger Schwall Assistant Director

Re:	Diamond Foods, Inc.
Form 10-K for the Year Ended July 31, 2008
Filed September 25, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Filed December 3, 2008
Response Letter Dated March 9, 2009
File No. 0-51439
Dear Mr. Schwall:
Diamond Foods, Inc. (the Company or Diamond) has responded, as set forth below, to comments contained in your letter to the undersigned dated April 30, 2009. For ease of reference, the Company has reproduced each Staff comment in italics, followed by its respective responses.
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Notes to condensed consolidated financial statements
Note 6 — Acquisition of Pop Secret, page 10
1.	We have considered your response to our prior comment number 9 in our letter dated February 23, 2009. Please address the following additional comments with respect to your response:
•	We understand that your chief operation decision maker (“CODM”) does not make resource allocation decisions or assess performance based on the operating performance of individual products or product lines, but instead on “a variety of factors.” Please clarify these factors and explain how your operations are organized and managed.

Response:
The Diamond CODM is our Chief Executive Officer, Michael Mendes. Decisions by the CODM to allocate resources and assess performance of individual products or product lines (not only Pop Secret) are primarily based on the following considerations:
•	Does the product or line help us expand market share in retail or bulk sales channels?

•	Can we effectively promote the products at retail?

•	Do we deliver differentiated product and packaging to customers and consumers?

•	Have we achieved permanent distribution at targeted retail customers or in targeted retail channels?

•	Does the product or line involve servicing the retail channel with walnuts?

•	Does the product or line give us the ability to dispose of that portion of the walnut crop not utilized in retail in a manner that the crop is completely sold off annually, in channels that do not compete with retail?
In essence, these factors primarily focus on expanding the aggregate market share of our retail business, particularly through product and packaging differentiation, rather than market share of discrete product lines within our retail segment. For example, our Pop Secret product line and our snack nut product line would both be evaluated in terms of the opportunity to expand market share in the retail sales channel as a whole rather than as separate, distinct product lines.
Our non-retail sales are primarily focused on walnuts, given our legacy as a grower-owned walnut co-op. In our walnut sourcing model, we contract directly with the growers for walnuts (the only raw material we purchase in this manner) for 100% of their walnut crop. We allocate walnuts to the retail channel to satisfy demand in that channel, and walnut inventory remaining after meeting the needs of our retail channel is primarily sold in bulk quantities to non-competing domestic and international ingredient and food service markets.
Our operations are organized and managed on a functional basis. Directly reporting to the CODM is a chief financial and administrative officer, a chief sales officer, a chief marketing officer and a general counsel. Managers reporting to these officers are also functionally aligned. We do not have product line or segment managers as defined by paragraph 14 of SFAS 131.
•	We note that you do not produce discrete financial information by product group, brand or channel except for sales data by product line. Please clarify the information that your CODM reviews when assessing performance and allocating resources within the organization. Please provide a complete set of information recently reviewed (e.g., as of January 31, 2009) by your CODM in connection with allocating resources and evaluating operational performance. If you employ any segment managers, as defined by paragraph 14 of SFAS 131, please provide a complete set of discrete financial information recently reviewed by your segment managers.

Response:
As requested by the Staff, attached to this letter as supplemental information is a copy of the information that the CODM reviewed at January 31, 2009 to assess performance and resource allocation for the Company. In accordance with Rule 12b-4, the Company hereby requests that, after completing its review, the Staff return all copies of the enclosed supplemental material to the Company. The attachment has not been included in the Company’s electronic submission of this letter. We believe that return of the material is consistent with the protection of investors, as it is only used for the Staff to confirm disclosures contained in the Company’s periodic reports. We also believe that return of this material is consistent with the purposes of the Freedom of Information Act; it is confidential and highly sensitive, and disclosure could cause serious competitive harm to the Company by giving competitors insight into important details about how the Company runs its business on a daily basis.
The CODM is the segment manager as defined by paragraph 14 of SFAS 131. The information reviewed included the following components:
•	Forecast Analysis — reflects gross sales dollars by product category

•	Sales Summary — reflects gross sales dollars by product category including volume

•	Consolidated Statement of Operations

•	Total Operating Statement — reflects a more detailed presentation of the income statement

•	Administration Expenses Actual and Forecast — reflects departmental breakdown of SG&A

•	Consolidated Balance Sheet

•	Cash Flow Statement

•	Inventory Summary — reflects various components of on hand inventory

•	Nielsen Reports — reports purchased from an organization that measures market share data for the product categories in which the company participates in the grocery channel

•	Advertising/Media spending analysis — reflects how advertising dollars are spent
We hope that we have adequately addressed the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (415) 445-7446.

Very truly yours,

/s/ Steven M. Neil Steven M. Neil
Chief Financial and Administrative Officer
Supplemental attachments omitted from electronic filing pursuant to a Rule 83 confidential treatment request made by Diamond Foods, Inc. The Company requests that the omitted information be treated as confidential information and that the Commission provide timely notice to the contact person identified on the first page of this correspondence before it permits any disclosure of the omitted information.

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